June 16, 2015

Securities and Exchange Commission

Washington, DC

Re:  American Church Mortgage Company (the “Company”)

     S-11/A Registration Statement, SEC File No. 333-197326 Filed June 9, 2015

Dear Sir or Madam:

The Company requests withdrawal of the above-referenced S-11/A registration statement filed on June 9, 2015.  The filing was inadvertently incorrectly tagged on the EDGAR filing system as a Form S-11/A.  It should have been filed as a POS AM.  Please withdraw the June 9 filing and the Company will refile immediately as a POS AM.  No securities have been sold pursuant to this incorrectly filed document.

Thank you for your assistance,

/s/ Scott J. Marquis

Scott J. Marquis

Chief Financial Officer and Treasurer